UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number:  333-156467
CUSIP Number:  228689105

(Check One):
☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-SAR
☐ Form N-CSR

For Period Ended:	March 31, 2010

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:	N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Crownbutte Wind Power, Inc.
Full Name of Registrant

N.A.
Former Name if Applicable

111 5th Avenue NE
Address of Principal Executive office

Mandan, ND 58554
City State and Zip Code

Copy to:

Adam S. Gottbetter
Gottbetter & Partners, LLP
488 Madison Avenue, 12th Floor
New York, NY  10022
Phone:  (212) 400-6900
Facsimile:  (212) 400-6901

PART II
RULE 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reason why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.  (Attach extra sheets if needed.)

The registrant is unable to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 (the “Report”) by the prescribed date of May 17, 2010, without unreasonable effort or expense because the registrant needs additional time to complete certain disclosures and analyses to be included in the Report.  The registrant intends to file the Report on or prior to the fifth calendar day following the prescribed due date.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Barrett S. DiPaolo	(212)	400-6900
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

The registrant had no revenues in either the three months ended March 31, 2010, or the three months ended March 31, 2009.  The registrant incurred a net operating loss of $278,837 for the three months ended March 31, 2010, as compared to a net operating loss of $632,901 for the three months ended March 31, 2009.  The decrease in net operating loss was due mainly to cost-containment measures implemented in 2009, which included reduction of non-essential staff and overhead resulting in a reduction in salary expenses of $282,902 and a $12,480 reduction of travel and entertainment expenses.  The cost-containment measures also resulted in a $20,532 decrease in research and development expenses and a decrease of $15,084 in legal and accounting fees.

The registrant recognized a gain on disposal of fixed assets totaling $8,882 for the three months ended March 31, 2010, as compared to no gain or loss on sale or disposal of fixed assets for three months ended March 31, 2009.  Interest expense totaled $91,539 for the three months ended March 31, 2010, compared to $119 for the same period last year.  Approximately $90,000 of the current period interest expense was stock-based interest payments made on stockholder loans.  Legal fees decreased for the current quarter compared to the same period last year due to legal expenses incurred in the first quarter 2009 related to the Centre Square Capital litigation.  Legal and accounting fees for the three months ended March 31, 2010 totaled $96,347, compared to $111,431 for the same period in 2009.

The foregoing information is preliminary and unaudited and may be subject to change in the Report when filed.

Crownbutte Wind Power, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned heretofore duly authorized.

Date:	May 18, 2010	By:	/s/ Timothy H. Simons
		Name:	Timothy H. Simons
		Title:	Chief Executive Officer
President